Filed by Rovi Corporation Pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Rovi Corporation (Commission File No. 000-53413),

TiVo Inc. (Commission File No. 000-27141), and

Titan Technologies Corporation (Commission File No. 000-53413)

On April 29, 2016, Rovi Corporation presented the following slides to its employees:

Rovi to Acquire TiVo Rovi All Hands April 29, 2016

Tom Carson, President and CEO Welcome and Agenda Why We Are Doing This Deal (Tom) Integration Planning Process (John) Close and Q&A

All Offices: Submit questions to Questions@rovicorp.com We’ll address as many as we can during the All Hands.

Collectively responsible for inventing… Interactive Program Guide Digital Video Recorder Today we are positioned to lead… unified PayTV and OTT experiences natural language interactivity metadata driven user experiences personalized seamless media discovery deep data media analytics Few Companies Have Had More Impact On Television

Rovi to Acquire TiVo to Create $3B Entertainment Technology Leader (1) Transaction drives innovation for customers and significant stock value Digital media innovators join forces to transform entertainment discovery Industry leader in content discovery and analytics, with an iconic consumer brand Leading IP portfolios with over $3B in combined earnings to date (2) Enhanced financial profile: over $800M in revenue and $235M in Adjusted EBITDA (3)(4) Poised to grow to $1B in revenue and 50%+ Adjusted EBITDA margins in 3 years (4) Combined company to adopt the TiVo name; Silicon Valley headquarters Tom Carson to lead combined company; leadership team to build on strengths of Rovi and TiVo $3B figure based on combined enterprise value of Rovi as of April 28, 2016 and TiVo at the offer price Represents a combination of licensing revenues and past damages awards from Rovi and TiVo, recognized as a contra expense On a pro forma basis, based upon the midpoint of estimates and post the impact of purchase accounting adjustments, but before any benefit from synergies See above definition of Non-GAAP information for Rovi and TiVo

Creates the largest independent entertainment software & technology provider…

rovi + TiVo

Entertainment Discovery	Entertainment Metadata	Search, Recommendation & Voice	Media Analytics
• Iconic brand • Linear, VOD and OTT • In guide advertising • MSO and retail offerings • Emerging market products • Componentized cloud • cloud DVR and OTA solutions	• Leading metadata provider • 70+ Countries & 17 languages • 7.5M Movies & TV shows • 800 Sports Leagues • 30M Music Tracks • Improved integrated products	• Advanced search & recommendations • Natural language and semantics • Machine learning Knowledge Graph • Dynamic viewing insights • Promotional content boosting	• Census level viewership data • Predictive analytics platform • Tools for targeting media spend & improved yield • Addressable television advertising • Recognized data science leadership

Experience Defining → **Data Driven**

7
© 2016 Rovi Corporation. Company confidential.
rovi

Two Leading IP Portfolios Portfolio coverage directed to key consumer facing features and functionality including: Guides, DVR, VOD Search & recommendations Multi-screen experiences interactive TV technologies Broad licensing program that has generated over $2 billion since 2008, and continues to generate significant revenue going forward Portfolio coverage directed to: Fundamental DVR innovations System and hardware level patents Other key enabling technologies critical to today’s multi-screen video experiences Selective enforcement of key patents has generated over $1 billion to date* 6,000+ Patents and Pending Applications Worldwide 2,000+ U.S. Patents and Pending Applications Two leading destinations for innovation in media and entertainment discovery * Combination of licensing revenues and past damages awards recognized as a contra expense.

Looking Ahead

TiVo Brand Adopting the iconic TiVo brand Why Change Allows us to build on a rich history, name recognition and an exciting future. TiVo and the TiVo logo are iconic: Silhouette shape of TiVo logo alone is recognized by over 90% of respondents who see it. TiVo, as a brand, has been “verbified” like FedEx and Velcro. Name change reflects company's broader Product and IP portfolio and combined expertise in driving innovations in entertainment technology. When We’ll Make the Change Exact timing of brand roll out to be determined during integration planning. Review overall branding and marketing approach; implement name change in phased approach after close.

Integration Planning What to Expect Integration Planning – Immediate Next Steps Confirm integration team members Hold kick off meeting Create sub-teams and begin work on focused set of activities Provide progress reports and updates to employees Key Milestones Announce date – April 29 Regulatory reviews Stockholder approval Customary closing conditions Close – expected in Q3 2016

Integration Planning Engaging with TiVo Before the Deal Closes – Do’s and Don’ts Both Rovi and TiVo will operate as two separate companies until deal is completed. Typically, process can take 3 – 4 months; expect deal to close in Q3 2016. During this time, integration planning takes place with defined teams from both companies; focused set of activities to prepare for Day 1 and beyond. Discussions with TiVo team members will be directed through the integration planning team. No customer proposals or pricing information can be shared with TiVo until the transaction closes. We will continue to share updates and will communicate when the deal closes.

Close and Q&A Questions@Rovicorp.com

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any stockholder of Rovi, Titan Technologies Corporation or TiVo. In connection with the Agreement and Plan of Merger among Rovi, TiVo, Titan Technologies Corporation (“Parent”), Nova Acquisition Sub, Inc. and Titan Acquisition Sub, Inc., Rovi, TiVo and Parent intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Parent that will contain a joint proxy statement/prospectus. ROVI AND TIVO STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT ROVI, TIVO, PARENT AND THE PROPOSED TRANSACTION. Stockholders may obtain a free copy of the joint proxy statement/prospectus (when it becomes available), as well as any other documents filed by Rovi, Parent and TiVo with the Securities and Exchange Commission, at the Securities and Exchange Commission’s Web site at http://www.sec.gov. Stockholders may also obtain a free copy of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus from Rovi by directing a request to Rovi Investor Relations at +1-818-565-5200 and from TiVo by directing a request to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York, 10016, (212) 929-5500, proxy@mackenziepartners.com.

PARTICIPANTS IN THE SOLICITATION

Rovi, Parent, TiVo and their respective directors and executive officers and other members of their management and employees may be deemed, under Securities and Exchange Commission rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Rovi’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on March 10, 2016 and information regarding TiVo’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on June 1, 2015. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus that Parent will file with the Securities and Exchange Commission when it becomes available. Stockholders may obtain a free copy of these documents as described in the preceding paragraph.